ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

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March 28, 2022

Ruairi Regan

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington DC 20549

Re:Rhove Real Estate 1, LLC

Offering Statement on Form 1-A

Filed September 17, 2021

File No. 024-11645

Dear Mr. Regan:

Please accept this letter and filing of Form 1-A/A in response to the Commission’s letter of March 25, 2022.

Amendment No. 5 to Offering Statement on Form 1-A

OFFERING SUMMARY AND SUMMARY OF RISK FACTORS, page 18

1. Given your revised disclosure that you will not seek REIT status for the initial two series, please revise your summary and risk factor disclosure to explain clearly and prominently the implications for investors of not qualifying as a REIT including the impact of taxes on such investments and your competitive position.

In the latest filing, the issuer has revised its summary and risk factor disclosure to explain clearly and prominently the implications for investors of not qualifying as a REIT.

Description of City Park Quad (Columbus Series) , page 79

2. We note your response to comment 1. Please tell us if the company’s previously disclosed timeline regarding renovations and AirBNB rentals is still accurate and or revise your disclosures accordingly. Please remove the disclosure referencing unaudited 2021 accrual basis partial years financial information shared by the Property Partner and revise your disclosure to include operating expenses incurred by the property on a monthly basis

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excluding improvement costs including the basis on which these expenses have been disclosed (e.g. cash basis or GAAP basis). In addition, revise your disclosure to discuss the company’s expectations of the current monthly rent received by the property and current operating expenses on a qualitative basis (e.g. are these expected to change going forward and why) and remove the projections previously disclosed as there does not appear to be a reasonable basis to include them.

In the latest filing, the issuer has provided updated disclosures addressing this comment, based upon telephone discussions with the Commission held on March 28, 2022.

U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 107

3. We reissue prior comment 2 in part. We note your revised disclosure that you do not intend to qualify the initial two series as REITs but that you may seek to qualify other series as REITs. Please revise your disclosure in this section and your risk factor disclosure to state clearly whether you intend each series, the limited liability company and/or the series LLC organization, to qualify as a REIT. Disclose the impact on the REIT status of each other series if a particular series ceases to be a REIT. To the extent you intend that a series qualify as a REIT, revise your disclosure to clearly address the legal basis including any applicable Treasury Regulations on which you would rely to qualify such series as a REIT.

In the interest of clarifying the disclosures to investors for the initial two series and avoiding confusion, the issuer has removed substantial portions of the latest filing related to REIT tax treatment. Given that neither of the two initial series will seek REIT status, the issuer believes that lengthy discussion of REIT status is not a needed disclosure in the two present series offerings. The original REIT language was included previously for future flexibility in case it was needed. However, the Company does not anticipate seeking REIT status for any potential projects to be filed when seeking qualification under Form 1A-POS for additional Series at this time or in the near future. None of the projects in the Company’s current pipeline would seek REIT status if the Company were to decide to designate new Series and seek SEC qualification.

In the opinion of the issuer, this, when coupled with the additional disclosures added in the latest filing in response to Comment 1, presents an investor with sufficient disclosures related to tax treatment of the investment, without confusing anyone by including significant REIT disclosures that are not relevant to these offerings. Based upon these significant changes, the issuer does not believe any further disclosures in response to Comment 3 are necessary for this filing.

Exhibits

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

4. Please revise Exhibit 1A-11 to remove the first paragraph referencing the previous auditor report dated September 7, 2021 and audited March 30, 2021 financial statement.

Exhibit 1A-11 has been revised accordingly in the latest filing.

We look forward to the Commission’s response and to addressing any further questions or comments.  The issuer would like to be qualified as soon as possible in order to start their offering. We are prepared to address any issues or concerns expeditiously. Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

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ALMERICO LAW

KENDALL A. ALMERICO, P.A.

ATTORNEYS AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com